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April 18, 2006

VIA FEDERAL EXPRESS
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Valerie J. Lithotomos
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: GIANT 5 FUNDS ("FUNDS" OR "REGISTRANT") FILE NUMBERS 333-129930; 811-21836

Dear Ms. Lithotomos:

Our response to your comments regarding the Giant 5 Funds' N-1A/A filing on March 9, 2006 and subsequent filing on March 29, 2006 are as follows:

PROSPECTUS

1. COMMENT: Add language stating that the Giant 5 Total Index System intends to comply with Rule 35d-1.

         RESPONSE: At the end of the second paragraph in the "Principal Investment Strategies" section, the following language has been added, "Under normal circumstances, we invest at least 80% of the Fund's assets in Underlying Funds that invest at least 80% of their assets in a manner intended to replicate the performance of a specific index."

2. COMMENT: Please disclose that there will be layering of duplicative fees from the fund of funds strategy, thus, the costs to shareholders will be higher.

         RESPONSE: The Adviser believes that the expenses incurred for investing in the Funds is in addition to, and not duplicative of, fees incurred to invest in the Underlying Funds. The Adviser allocates assets among the Underlying Funds and monitors their performance. Shareholders would not receive these services if they invested directly in the Underlying Funds. To clarify this point, the following paragraph has been added to the end of the "Investment Objectives, Policies and Strategy" section for each Fund:

         Each Fund, as a shareholder of Underlying Funds, indirectly bears its proportionate share of any investment management fees and other expenses of the Underlying Funds. The Manager believes, and the Board of Trustees of the Trust has determined, that the management and other fees paid by the Funds are for services that are in addition to, not duplicative of, the services provided to the


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         Underlying Funds. These services include the asset allocation, fund selection, rebalancing, and ongoing monitoring functions provided by the Manager.

3. COMMENT: In the second to last sentence of the third to last paragraph in the "Investment Objectives, Policies and Strategy" section please clarify that when you write that "an Underlying Fund will be liquidated," in fact, the Underlying Fund will not be liquidated, but the position in the Underlying Fund will be liquidated.

         RESPONSE: That sentence for each Fund has been revised to read, "If material leveraged fund positions are discovered within an Underlying Fund, the investment in that Underlying Fund will be liquidated in a timely manner at the investment adviser's discretion."

4. COMMENT: In the second to last paragraph in the "Investment Objectives, Policies and Strategy" section please clarify who will incur the 12b-1 distribution fees from the Underlying Funds.

         RESPONSE: The following sentence has been added to the end of the paragraph, "In general, those fees will be incurred by the Underlying Fund and passed on to shareholders of the Fund."

5. COMMENT: Supplementally inform the staff why an investor may receive more taxable capital gains distribution than if investing directly in the underlying funds.

         RESPONSE: The last sentence in the "Underlying Fund Risks" section which reads, "Because the Funds may invest in open-end funds, you may receive more taxable capital gains distribution that would be the case if invested directly in the Underlying Fund" has been deleted

6. COMMENT: Please provide additional information about Blue Giant Energy, the Colorado non-profit to which the Adviser intends to donate a portion of profits and disclose whether the Board of Trustees considered these donations of the adviser's profits.

         RESPONSE: All Trustees were informed of the Advisors intent to donate a portion of its profits to Blue Giant Energy and considered this when approving the investment advisory contract.

         The description of Blue Giant Energy in the last paragraph of "The Investment Adviser" section has been replaced with the following:

         The Adviser intends to donate 20% of the profits from its management fee from Giant 5 Funds to Blue Giant Energy, a Colorado non-profit founded by Michael Willis, that is committed to America's energy independence and the entrepreneurial research and development of alternative energy sources. Other non-profits with matching objectives may also be considered. These donations will be made from the Advisor's profits only, and so will not add to the expenses of the Funds.

         Blue Giant Energy is committed to seeing America reach two historic milestones: Energy Independence by the year 2020 (a date by which Americans would consume only what energy is produced in America or North America), and Oil Independence by the year 2030 (a date by which the next generation of energy sources will be commercially and competitively available throughout

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         America). Blue Giant Energy was founded on the premise that the energy issue is one of the most important issues facing America today. Blue Giant Energy has chosen to focus primarily on the private sector (entrepreneurs, inventors, and the people of America) to resolve this issue. When these two historic milestones are reached, significant improvements in Economic, Political, Human, Environmental, and National Security will not just benefit the country but the world.

7. COMMENT: Please explain the conflicting statements that a new account can be opened with identifying information but additional purchases cannot be made until an identity is "verified."

         RESPONSE: This language provides the Trust the flexibility to request additional information from a shareholder when additional purchases are being made, but questions about shareholder information initially provided arise. The transfer agent for the Trust, BISYS Fund Services, believes that having this flexibility to confirm a shareholder's identity is an essential component of an effective customer identification program and has inserted this disclosure into the prospectuses of most clients. Thus, we wish to keep the current disclosure unchanged.

8. COMMENT: Do not capitalize the disclosure which states that and investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation.

         RESPONSE: That disclosure is not capitalized, but is bolded. When it is Edgarized it appears to be capitalized. We intend to keep the disclosure in bold print.

9. COMMENT: Please clarify why in the "Systematic Withdrawal Plan" section, the disclosure states that the Funds "may" instead of "will" charge a $20 annual fee.

         RESPONSE: The disclosure in the "Systematic Withdrawal Plan" section has been amended to read that, "In addition, if your account falls below $10,000, you will be charged a $20 annual fee."

10. COMMENT: Please clarify who will be responsible for any fees associated with distribution.

         RESPONSE: The second sentence in the "Distribution Fees" section has been amended to read, "Distribution Plan fees are paid from Fund assets on an ongoing basis and, thus, are borne by the shareholders.
These fees will decrease the return on your investment."

Giant 5 Funds will not assert the affirmative action by the SEC to declare its registration statement effective as a defense in any securities related litigation or any subsequent action under the federal securities laws brought by the SEC or any other party. Should you have any questions or comments regarding the above, please phone me at (617) 824-1312.

Sincerely,


Patrick J. Keniston
Counsel
BISYS Fund Services



cc:  Michael Willis
     Thomas Westle